IVY FUND
                      Ivy Growth with Income Class C Shares

                  WHEREAS, Ivy Fund is registered as an open-end investment company under the Investment Company Act of 1940 (the "Act") and consists of one or more separate investment portfolios (the "Portfolios") as may be established and designated from time to time;

                  WHEREAS, Ivy Fund and Mackenzie Investment Management Inc. (the "Distributor"), a broker-dealer registered under the Securities Exchange Act of 1934, have agreed to enter into a Distribution Agreement pursuant to which the Distributor will act as distributor of shares of Ivy Fund for sale tot he public; and

                  WHEREAS, the Board of Trustees of Ivy Fund has determined to adopt a Plan (the "Plan"), in accordance with the requirements of the Act and determined that there is a reasonable likelihood that the Plan will benefit Ivy Fund and its shareholders.

                  NOW, THEREFORE, Ivy Fund hereby adopts the Plan to apply only to Class C shares of Ivy Growth with Income Fund (the "Portfolio") on the following terms and conditions:

                  Ivy Fund shall pay the Distributor a fee for distribution of the Class C shares of the Portfolio at the annual rate of 0.75% of the Portfolio's average daily net assets attributable to the Portfolio's Class C shares. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Trustees shall determine, subject to any applicable restriction imposed by rules of the National Association of Securities Dealers, Inc. If this Plan is terminated, Ivy Fund will owe no payments to the Distributor other than any portion of the distribution fee accrued through the effective date of termination but unpaid as of such date.
                  The amount set forth in paragraph 2 of this Plan shall be paid to the Distributor in connection with certain distribution activities or expenses, including but not limited to, compensation to broker-dealers that have entered into a Dealer Agreement with the Distributor, bonuses and other incentives paid to broker-dealers, compensation to and expenses of employees of the Distributor who support distribution servicing activities in connection with the Portfolio's Class C shares; telephone expenses; interest expense1; and profit on the foregoing.
                  Ivy Fund will reimburse the Distributor for payments made to brokers, which are unaffiliated with the Distributor, for account maintenance and personal services to shareholders (the "Service Fee"). The services for which the Service Fee may be made include, among others, advising clients or customers regarding the purchase, sale or retention of Class C shares of the Portfolio, answering routine inquiries concerning the Portfolio, assisting shareholders in changing options or enrolling in specific plans and providing shareholders with information regarding the Portfolio and related developments. The Distributor will be reimbursed for such payments, subject to any applicable restriction imposed by the Rules of the National Association of Securities Dealers, Inc., up to an amount equal on an annual basis to 0.25% of the average daily net asset value of outstanding Class C shares of the Portfolio which are registered in the name of a broker as nominee or held in a shareholder account that designates a broker as broker of record.
                  The Plan shall not take effect with respect to Class C of the Portfolio until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of Class C of the Portfolio. With respect to the submission of the Plan for such a vote, it shall have been effectively approved with respect to Class C of the Portfolio if a majority of the outstanding voting securities of Class C of the Portfolio votes for approval of the Plan, notwithstanding that the matter has not been approved by a majority of the outstanding voting securities of Ivy Fund or of any other portfolio or class.
                  The Plan shall not take effect until it has been approved, together with any related agreements and supplements, by votes of a majority of both (a) the Board of Trustees of Ivy Fund, and (b) those Trustees of Ivy Fund who are not "interested persons" (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the "Plan Trustees") cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.
                  The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 6.
                  Any person authorized to direct the disposition of monies paid or payable by Ivy Fund pursuant to the Plan or any related agreement shall provide to Ivy Fund's Board of Trustees, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.
                  Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to the Portfolio, without payment of any penalty, by vote of a majority of the Plan Trustees or by a vote of a majority of the outstanding voting securities of Class C of the Portfolio, on not more than sixty (60) days' written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.
                  The Plan may be terminated at any time with respect to Class C of the Portfolio, without payment of any penalty, by vote of a majority of the Plan Trustees, or by vote of a majority of the outstanding voting securities of Class C of the Portfolio.
                  The Plan may be amended at any time with respect to Class C of the Portfolio by the Board of Trustees, provided that (a) any amendment to increase materially the costs which the Portfolio may bear for distribution (including the Service Fee) pursuant to the Plan shall be effective only upon approval by a vote of a majority of the outstanding voting securities of Class C of the Portfolio, and (b) any material amendments of the terms of the Plan shall become effective only upon approval as provided in paragraph 6 hereof.
                  While the Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the Act) of Ivy Fund shall be committed to the discretion of the Trustees who are not interested persons.
                  Ivy Fund shall preserve copies of the Plan, any related agreement and any report made pursuant to paragraph 8 hereof, for a period of not less that six (6) years from the date of the Plan, such agreement or report, as the case may be, the first two (2) years of which shall be in an easily accessible place.
                  It is understood and expressly stipulated that neither the holders of shares of Ivy Fun nor any Trustee, officer, agent or employees of Ivy Fund shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but Ivy Fund only shall be liable.
                  IN WITNESS WHEREOF, Ivy Fund has adopted this Distribution Plan as of this 16th day of August, 1993.



                                            IVY FUND


                                             By: /s/ MICHAEL G. LANDRY
                                                   TITLE:  President



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1 Only to the extent not  prohibited by a regulation or order of the  Securities and Exchange Commission.